Positive Polar's post

Positive Polar
May 6 ·

Positive Polar's Executive Team members Hugo Hinrichsen, Jenn Bonilla, PhD, Hans Lagerweij, and Tim Foresman shared our vision and opportunity for financial returns and social impact with the investors of the Keiretsu Forum Midwest + Northeast. Don't miss this opportunity to own a new kind of Science Expedition Cruise Company and enjoy incredible benefits as we set sail with our dream, Several Joining In!! Join Us!! 💪🏻🚢🇫🇮🌍🗺🐋👍🏻

https://wefunder.com/positive.polar/

#OceanRestoration #ClimateAction #PositivePolar #MarineConservation #Biomimicry #Cruise #SustainableTravel #maritimeindustry #Travel #CrowdfundingForOceans #chile #ExpeditionCruises #biodiversity #whales #OceanConservation #ExpeditionCruising #artic #explorer #CrowdundingForClimate #safeplanet #mCDR #expeditionship





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Positive Polar
May 6 ·

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ww.facebook.com/hashtag/oceanrestoration?__eep__=6&__cft__[0]=AZXO-7eajx_OWkI2GL2DLcxp29Jhrx_QIeEQeTwld58oaTZ18q6_-sZOALsGULXUZ4eCbGoZPb2MP_DWNDO8V1MFZCstklbi_tYDhNgvYmJi5Mnd8KhZ01OsnsZZjttNaOg&__tn__=*NK-R